March 5, 2014

Via EDGAR

Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 23, 2013
File No. 1-07151

Dear Ms. Blye:

     The Clorox Company (the “Company”) respectfully submits the following responses to the comments included in your letter of February 19, 2014, relating to your review of the Company’s Form 10-K for the fiscal year ended June 30, 2013.

     We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention to our filing. Please feel free to call us at the telephone numbers listed at the end of this letter.

1.	You stated in your letter to us dated November 3, 2010 that one of your subsidiaries exported products into Syria. Also, we note that the “Clorox Worldwide” section of your website continues to identify Syria as a country in which you make and/or market your products. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Syria since the referenced letter. Your response should describe any products, materials, or technology you have provided into Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Syria or entities it controls.

     The Company no longer sells products into Syria. From November 2010 through December 2011, the Company’s contacts with Syria continued as described in the Company’s letter to the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 3, 2010 (the “2010 Letter”). During this time, and as described in the 2010 Letter, the Company’s contacts in Syria consisted of the sale by its Clorox Europe Limited (“Clorox Europe”) subsidiary (a UK company) of cleaning and household products to an unaffiliated Syrian distributor, East Mediterranean Company for Industry & Trade (“East Mediterranean”), which resold the products to Syrian retailers and customers. The products previously sold into Syria were Clorox liquid bleach, Clorox for Colors laundry products, Clorox all-purpose cleaners, Clorox antiseptic disinfectants and Formula 409 cleaners, all of which were previously manufactured by one of two joint venture entities in Saudi Arabia in which Clorox holds a minority interest, Mohammed Ali Abudawood & Partners for Industry Co. Ltd. and National Cleaning Products Company, Ltd. These entities each previously exported the products to East Mediterranean on behalf of Clorox Europe. Clorox Europe sent invoices for products sold to East Mediterranean to Transmed Lebanon, a sister company of East Mediterranean located in Lebanon, which arranged payment for the invoices on behalf of East Mediterranean. The business with East Mediterranean was previously carried out under a distribution agreement dated September 30, 1968.

     East Mediterranean is owned by the Es-Said family, which to the Company’s knowledge is not affiliated with the Syrian government. The Company has not entered into any agreements or commercial arrangements with the government of Syria or entities it controls.

     In December 2011, the Company ceased all sales by Clorox Europe to East Mediterranean. However, Syria inadvertently remained on the list of countries in the “Clorox Worldwide” section of our website. This reference to Syria has now been removed.

2.	Please discuss the materiality of your contacts with Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

     As noted above, the Company stopped all sales into Syria in December 2011. The Company’s revenues from products sold to East Mediterranean in fiscal years 2011 and 2012 were approximately $1.9 million and $0.9 million, respectively, representing less than 0.04% and 0.02%, respectively, of the Company’s total revenues for those periods. The Company currently receives, and in fiscal year 2013 received, no revenue from the sale of products to East Mediterranean or into Syria. The Company’s assets and liabilities associated with Syria at the end of fiscal year 2011 and the end of the third quarter of fiscal year 2012 consisted of accounts receivable of approximately $0.2 million and $0.3 million, respectively, representing less than 0.01% of the Company’s total assets for each of those periods, and no liabilities. Since April 2012, the Company has had no assets or liabilities in Syria.

     In light of the cessation of sales into Syria in December 2011, the type of products and immaterial amounts sold in the past, and the Company’s continued focus on compliance with trade restrictions and all applicable laws, we do not believe the extremely limited prior contacts by the Company’s UK subsidiary to an unaffiliated distributor ending in December 2011 constitute a material investment risk to our shareholders. For these reasons, as well as the considerations described in the 2010 Letter, we believe any potential impact on the Company’s reputation and share value would be unlikely to materially affect an investor’s investment decision.

     In addition, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or need any additional information, please contact Angela Hilt, Vice President – Corporate Secretary and Associate General Counsel at (510) 271-7021 or me at (510) 271-3388.

Sincerely,

/s/ Laura Stein

Laura Stein
Senior Vice President – General Counsel

cc:

Pradip Bhaumik	Special Counsel, Securities and Exchange Commission
Donald R. Knauss	Chairman and Chief Executive Officer
Stephen M. Robb	Senior Vice President – Chief Financial Officer
Thomas D. Johnson	Vice President – Controller and Chief Accounting Officer
Angela Hilt	Vice President – Corporate Secretary and Associate General Counsel